SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 17, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(+55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY: 76.535.764/0001 -43
NIRE 5330000622-9
PUBLICLY HELD COMPANY

Minutes of the Extraordinary General Shareholders’ Meeting,
Held on November 17, 2005.

Date , Time, and Place:

On the 17th of November, 2005, at 10:30 a.m., at Brasil Telecom S.A.’s (“Company”) headquarters, in Brasília, Distrito Federal, at SIA Sul ASP, Lote D, Bloco B.

Call and Publications:

Call Notice published pursuant to the provisions of art. 124 of Law 6,404/76 in the editions of October 13, 14, and 17, 2005 of the Federal Official Gazette (Diário Oficial da União), and of the newspapers Jornal de Brasília and of Valor Econômico, and are filed at the Company’s headquarters.

Presence:

Shareholders representing more than 90% of the Company’s voting capital, according to the signatures in the Shareholders’ Presence Book.

Meeting’s board:

Once the quorum of present shareholders was verified, pursuant to the provisions of art. 135 of Law 6,404/76, the Extraordinary General Shareholders’ Meeting was opened by Mr. Darwin Corrêa, as the Company’s attorney, as provided for in article 17 of the Company’s By-Laws. Due to the above mentioned provision of the Company’s By-Laws, Mr. Darwin Corrêa, took over as president of this Meeting, having invited Mr. Kevin Michael Altit to be the secretary.

Day’s Agenda:

Replacement of the following effective and alternate members of the Fiscal Council, Messrs. Luiz Otávio Nunes West, Gilberto Braga, Luiz Fernando Cavalcanti Trocoli, Augusto César Calazans Lopes, Raimundo José do Prado Vieira and Genivaldo Almeida Bonfim, who were elected by the vote of Brasil Telecom Participações S.A.

Resolutions:

Before examining the Day’s Agenda, the shareholders present at the Meeting approved by unanimity of votes that the Minutes of this Extraordinary General Shareholders’ Meeting be drafted in summarized form, pursuant to the provisions of art. 130, 1st paragraph, of Law 6,404/76 (Brazilian Corporations Law), being authorized the submission of votes and objections, which shall be received by the Meeting’s board and filed at the Company’s headquarters. The publication of these Minutes has also been approved without the signatures of the present shareholders, pursuant to the provisions of art. 130, 2nd paragraph, of Law 6,404/76.

The Meeting’s President registered the receipt of vote instructions approved in the Prior Meetings of the shareholders of Invitel S.A.’s (Doc. 1) and Brasil Telecom Participações’ (Doc. 2), previously held on October 24, 2005 and October 25, 2005, respectively, in which the direction of the votes to be cast in the present Meeting by the shareholders bound to the respective shareholders agreements.

The Meeting’s President moved on to the sole item of the Day’s Agenda, which refers to the removal of the effective and alternate members of the Company’s Fiscal Council appointed by the shareholder Brasil Telecom Participações S.A. and election of new members.

After discussing this matter, was approved by the unanimity of the votes cast, the removal of the following members of the Company’s Fiscal Council: Messrs. Luiz Otávio Nunes West, Gilberto Braga, Luiz Fernando Cavalcanti Trocoli, Augusto Cezar Calazans Lopes, Raimundo José do Prado Vieira, Genivaldo Almeida Bonfim. Next, the following members were elected for the Company’s Fiscal Council, elected to complete the terms of office of the members being currently removed:

- José Arthur Escodro, Brazilian, married, accountant, bearer of the Identity Card CRC/SP 1SP095428/O-2, registered before the Federal Revenue Service under CPF/MF N.

 712.687.408 -16, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Pedro de Toledo, nº 980, 12º andar, conjunto 123, as effective member;

- Hiram Bandeira Pagano Filho, Brazilian, single, lawyer, bearer of the Identity Card OAB/RJ N. 121.648 and registered before the Federal Revenue Service under CPF/MF N. 085.074.717 -14, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Av. Presidente Wilson, nº 231 – cj. 403 e 404, as alternate member;

- Roberto Henrique Gremler, Brazilian, single, economist, bearer of the Identity Card N. 8.270.220 -2 SSP-SP, registered before the Federal Revenue Service under CPF/MF N. 068.729.258 -17, resident and domiciled in the city of Rio de Janeiro, State of de Janeiro, at Rua Alm. Saddock de Sá, nº 22, cobertura, as effective member;

- Bruno Oliva Girardi, Brazilian, married, economist, bearer of the Identity Card N. 090.507.187 DIC-RJ and registered before the Federal Revenue Service under CPF/MF 086.071.937 -59, resident and domiciled in the city and state of Rio de Janeiro, at Rua Prudente de Moraes, nº 762, apto 102, as alternate member;

- Sedat Özmen, Turkish, married, engineer, bearer of the Identity Card RNE N. W630262-0, registered before the Federal Revenue Service under CPF/MF 131.021.506 -59, resident and domiciled in the city of Niterói, State of Rio de Janeiro, at Rua Jorge Alberto F. Torres, nº 457, apto. 1001, as effective member; and

- Carlos Alberto Tavares de Almeida, Brazilian, married, accountant, bearer of the Identity Card CRC/RJ N. 084.492/O -3, registered before the Federal Revenue Service under CPF/MF N. 016.628.407 -64, resident and domiciled in the city and state of Rio de Janeiro, at Rua Barão de Itapagipe, nº 452 – apto. 805, as alternate member.

The shareholders BT Pension Scheme, Royal Mail Pension Plan and Norges Bank submitted their votes (Doc. 3), which shall be filed at the Company’s headquarters.

Closing:

There being nothing else to be discussed, the Meeting was closed by the President and these Minutes were drafted, which, once read and considered correct, were signed by all the present Shareholders, and by the Meeting’s President and Secretary.

Brasília, November 17, 2005

Darwin Corrêa	Kevin Michael Altit
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer